                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                                 TIMELINE, INC.
               ---------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
               ---------------------------------------------------
                         (Title of Class of Securities)


                                   887336 105
               ---------------------------------------------------
                                 (CUSIP Number)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 887336 105                SCHEDULE 13G               Page 2 of 4 Pages

  (1)     Names of Reporting Persons....................... Charles R. Osenbaugh

          S.S. OR I.R.S. I.D. NOS. OF REPORTING PERSONS (OPTIONAL)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

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  (4)     CITIZEN OR PLACE OF ORGANIZATION.................... United States

          ---------------------------------------------------------------------
          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                       (5)     SOLE VOTING POWER.............. 332,037 shares

                       --------------------------------------------------------
                       (6)     SHARED VOTING POWER............ 0

                       --------------------------------------------------------
                       (7)     SOLE DISPOSITIVE POWER......... 332,037 shares

                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER....... 0

                       --------------------------------------------------------

 (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                 332,037 shares
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 (10)     CHECK BOX IF AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES.                                                        [  ]

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 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9..... 10.5%

          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON............................ IN

          ---------------------------------------------------------------------

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CUSIP NO. 887336 105          SCHEDULE 13G                    Page 3 of 4 Pages

    Item 1.  (a)   Issuer.........................................Timeline, Inc.
             (b)   Principal Executive Offices....................3055 112th Avenue, N.E., Suite 106
                        ..........................................Bellevue, WA. 98004
    Item 2.  (a)   Person Filing..................................Charles R. Osenbaugh
             (b)   Principal Business Office/Residence............c/o Timeline, Inc.
                        ..........................................3055 112th Avenue, N.E., Suite 106
                        ..........................................Bellevue, WA 98004
             (c)   Citizenship....................................U. S. Citizen
             (d)   Title of Class of Securities...................Common Stock
             (e)   CUSIP Number...................................887336 105
    Item 3.  Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) By:

                   Not Applicable.

    Item 4.  Ownership of More than Five Percent of Class:
             (a)   Amount beneficially owned........................................332,037 shares(1)
             (b)   Percentage of class..............................................10.5%(2)
             (c)   Number of shares as to which such person has:
                   (i)  sole power to vote or direct the vote.......................332,037 shares
                   (ii) shared power to vote or to direct the vote..................0
                   (iii)sole power to dispose of or direct disposition..............332,037 shares
                   (iv) shared power to dispose of or direct disposition............0

-----------

             (1) This number reflects the total number of shares owned by the reporting person as of the date of this filing. This number takes into account all transactions effected by the reporting person or on his behalf since the issuer first registered a class of equity securities pursuant to section 12(d) of the Securities Exchange Act of 1934 on January 18, 1995. As of such date, the reporting person was the beneficial owner of 332,037 shares of common stock, representing approximately 10.5% of the then outstanding shares. This includes (i) 13,276 shares issuable under stock options held by Mr. Osenbaugh which are exercisable within 60 days of the date hereof, and (ii) 17,325 shares issuable upon exercise of warrants granted to Mr. Calahan in connection with certain Company loan guarantees. Does not include 15,015 shares held in an individual retirement account belonging to Mr. Osenbaugh's spouse; for which shares Mr. Osenbaugh disclaims beneficial interest. Pursuant to section 16(a) of the Securities Exchange Act of 1934, the reporting person has timely reported all such transactions on forms 3, 4 and/or 5.


             (2) Calculated in accordance with Exchange Act Rule 13d-3 based on 3,171,554 shares of common stock outstanding (consisting of 3,140,953 shares outstanding as of May 15, 1997 and an aggregate of 30,601 shares subject to stock options and warrants that are exercisable within 60 days of the date hereof).

    Item 5.  Ownership of Five Percent or Less of Class.

                   Not Applicable.

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    CUSIP No. 887336 105         SCHEDULE 13G                Page 4 of 4 Pages

    Item 6.  Ownership of More than Five Percent of Class on Behalf of Another.

                   Not Applicable.

    Item 7. Identification and Classification of Subsidiary Which Acquired Security Being Reported on By Parent Holding Company filing under Rule 13d-1(b)(ii)(G).

                   Not Applicable.

    Item 8. Identification and Classification of Members of Group Filing under Rule 13d-1(b)(ii)(H).

                   Not Applicable.

    Item 9.  Notice of Dissolution of Group.

                   Not Applicable.

   Item 10.  Certification Pursuant to Rule 13d-1(b).

                   Not Applicable.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Date:      July 11, 1997


                                      X     /s/ Charles R. Osenbaugh
                                      -------------------------------------
                                                    Signature


                                      Charles R. Osenbaugh / President, CEO, CFO
                                      ------------------------------------------
                                                    Name/Title